BIRGE SWIFT WATKINS

April 10, 2026

Board of Directors
The Coretec Group, Inc.
600 South Wagner Road
Ann Arbor, Michigan 48403

To the Board of Directors,

I hereby tender my resignation from my positions of Vice Chairman and Director of The Coretec Group Inc., effective as of April 10, 2026.

I appreciate the opportunity to have served on The Coretec Group Board of Directors.

Sincerely,

Birge Watkins
Vice Chairman and Director
The Coretec Group, Inc.